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                    UNITED STATES                   |Expires:             |
         SECURITIES AND EXCHANGE COMMISSION         |    December 31, 2005|
               Washington, D.C.  20549              |Estimated Average    |
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                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No.    )*


                                  Cosi, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
         ------------------------------------------------------------
                        (Title of Class and Securities)

                                   22122P101
         ------------------------------------------------------------
                                (CUSIP Number)

                              Frederick H. Fogel
                              ZAM Holdings, L.P.
                    c/o: Ziff Brothers Investments, L.L.C.
                       153 East 53rd Street, 45th Floor
                              New York, NY 10022
                           Telephone: (212)292-6534
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 24, 2003
         ------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

     CUSIP No. 22122P101
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          ZAM Holdings, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [  ]
                                                           (b)  [  ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
             WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           4,200,338
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                 0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        4,200,338
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,200,338
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                     [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    20.9%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                    PN
     --------------------------------------------------------------------

                                  SCHEDULE 13D

     CUSIP No. 22122P101
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PBK Holdings, Inc.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [  ]
                                                           (b)  [  ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
             N/A
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           4,200,338
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                 0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        4,200,338
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,200,338
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                     [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    20.9%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                    CO
     --------------------------------------------------------------------

                                  SCHEDULE 13D

     CUSIP No. 22122P101
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Philip B. Korsant
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [  ]
                                                           (b)  [  ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
             N/A
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                              0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           4,200,338
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                                 0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        4,200,338
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,200,338
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                     [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    20.9%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                    IN
     --------------------------------------------------------------------


                  This statement on Schedule 13D (this "Statement") is being filed pursuant to Rule 13d-1 of the Act by ZAM Holdings, L.P., a Delaware limited partnership ("ZAM Holdings"), PBK Holdings, Inc., a Delaware corporation ("PBK Holdings"), and Philip B. Korsant, a citizen of the United States ("Korsant"), with respect to the common stock, par value $.01 per share, of Cosi, Inc., a Delaware corporation.


Item 1.  Security and Issuer.

                  This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Cosi, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 242 West 36th Street, New York, New York 10018.


Item 2.  Identity and Background.

                  This Statement is being filed by (i) ZAM Holdings; (ii) PBK Holdings, by virtue of being ZAM Holdings' general partner; and (iii) Korsant, by virtue of being PBK Holdings' sole shareholder. ZAM Holdings, PBK Holdings and Korsant are hereinafter sometimes collectively referred to as the "Reporting Persons."

                  ZAM Holdings
                  ------------

                  ZAM Holdings is a Delaware limited partnership, and its principal business is to make investments in securities, public and private, including indirectly through investments in other limited partnerships and limited liability companies. The principal business address of ZAM Holdings, which also serves as its principal office, is c/o: PBK Holdings, Inc., 283 Greenwich Avenue, Greenwich, CT 06830. Information with respect to PBK Holdings, the sole general partner of ZAM Holdings, is set forth below.

                  PBK Holdings
                  ------------

                  PBK Holdings is a Delaware corporation, and its principal business is to serve as the general partner of various investment partnerships. The principal business address of PBK Holdings, which also serves as its principal office, is 283 Greenwich Avenue, Greenwich, CT 06830. Information with respect to Korsant, its sole shareholder, sole director and President, is set forth below.

                  Korsant
                  -----------

                  Korsant's present principal occupation is investor. Korsant's business address is 283 Greenwich Avenue, Greenwich, CT 06830. Korsant is a citizen of the United States.


                  None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

                  ZAM Holdings purchased a note of the Issuer on August 5, 2003 for $969,240.50. On October 30, 2003, ZAM Holdings purchased another note of the Issuer for $1,943,068.74. Both notes were paid with cash on hand held for investment, and no funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the notes or the Common Stock underlying the notes.

                  Following the approval of the Issuer's stockholders on November 24, 2003, both notes became convertible at the option of ZAM Holdings at the lesser of (i) $1.50 per share and (ii) 85% of the weighted average price per share of the Issuer's Common Stock as reported on the Nasdaq National Market for the fifteen trading day period ending three trading days before the conversion date.


Item 4.  Purpose of Transaction.

                  The Reporting Persons acquired their notes and Common Stock for general investment purposes. Each of the Reporting Persons reserves the right to change its investment intent. Subject to market conditions, the Reporting Persons may acquire or dispose of Common Stock or other Issuer securities from time to time in future open market, privately negotiated or other transactions. The Reporting Persons also may make recommendations to the Issuer with respect to the filling of any vacancies that may exist on the Issuer's Board of Directors.

                  The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Other than as described herein and in Item 6, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D; however, as part of the ongoing evaluation of its investments and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters.


Item 5.  Interest in Securities of The Issuer.

                  (a) and (b)
                  As of December 4, 2003, ZAM Holdings is the beneficial owner of 4,200,338 shares of the Issuer's Common Stock, representing 20.9% of the shares of the Issuer's Common Stock deemed outstanding. ZAM Holdings owns 1,799,862 shares of such Common Stock directly. 19,227 shares may be obtained upon exercise of a warrant with an exercise price of $.0175 per share, and 439,710 shares may be obtained upon exercise of warrants with an exercise price of $6.00 per share. 1,941,539 shares may be obtained upon conversion of the convertible notes described in Item 3 above. PBK Holdings and Korsant do not directly own any securities of the Issuer. As a result of their direct or indirect control of ZAM Holdings, however, PBK Holdings and Korsant may be deemed to have beneficial ownership of any securities beneficially owned by ZAM Holdings. Consequently, ZAM Holdings, PBK Holdings and Korsant may be deemed to share voting and dispositive power over all the shares of Common Stock beneficially owned by ZAM Holdings.

                  (c) On October 30, 2003, First Republic Bank assigned a senior secured promissory note of the Issuer to ZAM Holdings in exchange for $1,943,068.74. Upon assignment of the note, the Issuer issued an amended and restated promissory note to ZAM Holdings with a principal amount of $1,943,068.74. As described in Item 3 above, following the approval of the Issuer's stockholders on November 24, 2003, this note and the note purchased on August 5, 2003 became convertible, at the option of ZAM Holdings, at the lesser of (i) $1.50 per share and (ii) 85% of the weighted average price per share of the Issuer's Common Stock as reported on the Nasdaq National Market for the fifteen trading day period ending three trading days before the conversion date. The Reporting Persons have not effected any other transactions in securities of the Issuer within the past 60 days.

                  (d) PBK Holdings, as the general partner of ZAM Holdings, and Korsant, as the sole shareholder of PBK Holdings, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned ZAM Holdings.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  ZAM Holdings owns five warrants to purchase Common Stock of the Issuer. One warrant is exercisable for 19,227 shares at an exercise price of $.0175 per share. This warrant originally was exercisable for 87,853 shares at a price per share of $.01; however, as a result of the Issuer's 1.75 to
1.00 reverse stock split in June, 2002 and the subsequent exercise of its warrant repurchase right pursuant to Section 7 of the warrant, this warrant is now exercisable for 19,227 shares at an exercise price of $.0175 per share. Four other warrants are exercisable for an aggregate of 439,710 shares at an exercise price of $6.00 per share. The warrants are attached as Exhibits 2 through 6 hereto.

                  ZAM Holdings owns the two convertible notes described in
Item 3, which are attached hereto as Exhibits 7 and 8 (the "Convertible Notes"). These notes generally accrue interest, which is paid in cash on a monthly basis, at 75 basis points over Bank of America's prime lending rate. The Convertible Notes are secured by the Issuer's tangible and intangible property, other than equipment pledged to secure its equipment loan credit facility. The Convertible Notes are due on December 31, 2004.

                  ZAM Holdings is party to an Investment Agreement, dated as of August 5, 2003, among ZAM Holdings, Eric J. Gleacher, Charles G. Phillips, LJCB Nominees Pty. Ltd. and the Issuer, which is attached hereto as Exhibit 9 (the "Investment Agreement"). If the obligations under the Investment Agreement are satisfied, ZAM Holdings would be obligated to provide the Issuer with the lesser of (i) $5,000,000 minus the principal and accrued but unpaid interest on the two Convertible Notes and (ii) 5/8.5 multiplied by the dollar amount (if any) by which $7.5 million exceeds the amount subscribed for in the Issuer's rights offering. ZAM Holdings would have the option to receive in return a secured convertible note with terms similar to the two Convertible Notes or shares of Common Stock; provided, that if more than $2 million is raised in the Issuer's rights offering, ZAM Holdings would be obligated to purchase Common Stock and to convert its two Convertible Notes. The purchase of shares of Common Stock, if any, would be made at the rights offering subscription price. In addition, following the rights offering, ZAM Holdings has the right to maintain its ownership level in the Issuer (including its outstanding warrants) relative to each of the Issuer's other stockholders, as provided in the Investment Agreement. ZAM Holdings may exercise any right that it may have. Depending on the subscription level of the rights offering, this right may not become effective. Pursuant to the Investment Agreement, ZAM Holdings has agreed not to exercise its basic subscription privilege or over-subscription privilege in the Issuer's rights offering.

                  ZAM Holdings is party to an Amended and Restated Registration Agreement, dated as of March 30, 1999, by and among the Issuer, ZAM Holdings (as the result of a transfer from Ziff Asset Management, L.P.), LBJ Capital, L.P., Talon Opportunity Fund, L.P., Howard Babcock, Robert Burnstine, Jamie Diamond Schwartz, Jennifer Diamond, John Diamond, Marilyn Diamond, Michael Warsh, Frances Tuite, Chancellor Private Capital Partners III, L.P., Chancellor Private Capital Offshore Partners II, L.P., Citiventure 96 Partnership, L.P., Chancellor Private Capital Offshore Partners I, C.V., Blaine Trust, Handy Family Partnership Ltd., Rod F. Dammeyer, Randolph Street Partners, Randolph Street Partners 1998 DIF, LLC, Sheila Rosenberg, SZ Investments, L.L.C., JDS Partners, Andrew Stenzler, Nicholas Marsh, David Kaufman, Creed Ford, III, Jeffrey Stork, Donald Stork, Dan Levitan, Stephen Marsh, James Learner, Joseph Learner, Richard Learner, James D. McBride, III, and David Kelson, which is attached hereto as Exhibit 10. ZAM Holdings also is party to a Supplemental Registration Rights Agreement, dated as of August 5, 2003, by and among the Issuer, ZAM Holdings, Eric J. Gleacher, Charles G. Phillips and LJCB Nominees Pty. Ltd., which is attached hereto as Exhibit 11 (the "Supplemental Registration Rights Agreement"). Pursuant to these registration agreements, ZAM Holdings may require the Issuer to register any of its shares and may piggyback on registrations for the accounts of others. In addition, the Issuer has agreed, pursuant to the Supplemental Registration Rights Agreement, to file a shelf registration statement on Form S-3, once it is eligible to use such form, to register shares of its Common Stock, including shares held by ZAM Holdings.

                  Because ZAM Holdings was an existing stockholder of the Issuer prior to the Issuer's initial public offering, each of the Reporting Persons is an "Exempt Person" under the Issuer's stockholder rights plan. As disclosed by the Issuer, the Board of Directors of the Issuer has approved the Investment Agreement and the transactions contemplated thereby (including the Convertible Notes) for purposes of the Delaware business combination statute.


Item 7.  Material to be Filed as Exhibits.

      1. Joint Filing Agreement, dated December 4, 2003, by and among ZAM Holdings, PBK Holdings and Korsant.

      2.         Warrant to Purchase Shares of Common Stock, dated November 7,
                 2001.

      3.         Warrant to Purchase Shares of Common Stock, dated August 15,
                 2002.

      4.         Warrant to Purchase Shares of Common Stock, dated September
                 23, 2002.

      5.         Warrant to Purchase Shares of Common Stock, dated October 21,
                 2002.

      6.         Warrant to Purchase Shares of Common Stock, dated October 25,
                 2002.

      7.         Senior Secured Convertible Note, dated August 5, 2003.

      8.         Senior Secured Convertible Note, dated October 30, 2003.

      9. Investment Agreement, dated August 5, 2003, among the Issuer, ZAM Holdings, Eric J. Gleacher, Charles G. Phillips, and LJCB Nominees Pty. Ltd.

      10. Amended and Restated Registration Rights Agreement, dated March 30, 1999 by and among the Issuer, ZAM Holdings and the other parties thereto.

      11. Supplemental Registration Rights Agreement, dated August 5, 2003, by and among the Issuer, ZAM Holdings, Eric J. Gleacher, Charles G. Phillips, and LJCB Nominees Pty. Ltd.

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2003


                                    ZAM Holdings, L.P.
                                    By: PBK Holdings, Inc., its general partner

                                      By:/s/ Frederick H. Fogel
                                      ---------------------------------------
                                         Name:  Frederick H. Fogel
                                         Title: Vice President and Secretary


                                    PBK HOLDINGS, INC.

                                      By:/s/ Frederick H. Fogel
                                      ---------------------------------------
                                         Name:  Frederick H. Fogel
                                         Title: Vice President and Secretary


                                         /s/ Philip B. Korsant
                                      ---------------------------------------
                                                Philip B. Korsant

                                 Exhibit Index
                                --------------
        Exhibit
         Number           Document
        -------           ---------

           1. Joint Filing Agreement, dated December 4, 2003, by and among ZAM Holdings, PBK Holdings and Korsant.

           2.             Warrant to Purchase Shares of Common Stock, dated
                          November 7, 2001.

           3.             Warrant to Purchase Shares of Common Stock, dated
                          August 15, 2002.

           4. Warrant to Purchase Shares of Common Stock, dated September 23, 2002.

           5.             Warrant to Purchase Shares of Common Stock, dated
                          October 21, 2002.

           6.             Warrant to Purchase Shares of Common Stock, dated
                          October 25, 2002.

           7.             Senior Secured Convertible Note, dated August 5,
                          2003.

           8.             Senior Secured Convertible Note, dated October 30,
                          2003.

           9. Investment Agreement, dated August 5, 2003, among the Issuer, ZAM Holdings, Eric J. Gleacher, Charles
                          G. Phillips, and LJCB Nominees Pty. Ltd.

           10. Amended and Restated Registration Rights Agreement, dated March 30, 1999 by and among the Issuer, ZAM Holdings and the other parties thereto.

           11. Supplemental Registration Rights Agreement, dated August 5, 2003, by and among the Issuer, ZAM Holdings, Eric J. Gleacher, Charles G. Phillips, and LJCB Nominees Pty. Ltd.